Hypercom Corporation
8888 E. Raintree Drive, Suite 300
Scottsdale, Arizona 85260

November 17, 2010 Via EDGAR and Facsimile

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION:  Mr. Mark P. Shuman
Legal Branch Chief
Mail Stop 4561

Re:	Hypercom Corporation

SEC Comment Letter Dated November 4, 2010, File No. 001-13521

Ladies and Gentlemen:

Reference is made to your letter dated November 4, 2010 to Hypercom Corporation with respect to your review and comment on File No. 001-13521.

We initially reviewed your comments contained in the above referenced letter and noted that you requested we respond to your comments within 10 business days or tell you when we will provide a response.  Accordingly, we respectfully notify you that we intend to respond to such comments no later than December 3, 2010, unless we contact you on or before such date.

Please let us know, at your earliest convenience, if you are not amenable to our requested response time set forth above.

Sincerely,

/s/ Douglas J. Reich

Douglas J. Reich
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary